PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT DISCUSSION AND ANALYSIS

AUGUST 31, 2008
(Unaudited)

NO AUDITOR REVIEW

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	August 31,	November 30,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$6,542,238	$12,960,396
Short-term investments (restricted – Note 4)	50,000	–
Amounts receivable	222,111	377,652
Prepaid expenses and deposits	368,941	321,433
	7,183,290	13,659,481
Fixed assets (Note 5)	16,075	27,258
Mineral properties (Note 6)	39,894,545	35,502,123
Investments	127,950	–
	$47,221,860	$49,188,862

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$543,759	$345,517
Accrued liabilities	620	131,559
	544,379	477,076

Shareholders’ equity:
Share capital (Note 7)	45,213,503	45,213,503
Contributed surplus (Note 8)	11,592,092	11,362,381
Deficit	(10,128,114)	(7,864,098)
	46,677,481	48,711,786
	$47,221,860	$49,188,862
Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

"Dave McPherson"	"Harry Blum"
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three months ended August 31, 2008	Three months ended August 31, 2007	Nine months ended August 31, 2008	Nine months ended August 31, 2007

Revenues	$–	$–	$–	$–
Expenses:
Administration and general	348,971	979,214	1,501,493	3,885,067
Exploration expenses (recoveries)	(10,661)	–	21,667	–
Loss before other income (expenses)	(338,310)	(979,214)	(1,523,160)	(3,885,067)
Other income (expenses):
Interest income	56,729	242,450	253,184	255,397
Impairment of fixed assets	–	–	(17,501)	–
Impairment of mineral properties	(647,368)	–	(647,368)	–
Change in fair value of investments	(95,475)	–	(273,530)	–
Foreign exchange gain (loss)	(64,113)	(220,294)	(55,641)	(581,336)
	(750,227)	(22,156)	(740,856)	(325,939)
Net loss before income taxes	(1,088,537)	(957,058)	(2,264,016)	(4,211,006)
Income taxes:
Current income tax recovery	–	49,956	–	49,956
Net loss for the period	(1,088,537)	(907,102)	(2,264,016)	(4,161,050)
Deficit, beginning of period	(9,039,577)	(3,310,766)	(7,864,098)	(56,818)
Deficit, end of period	$(10,128,114)	$(4,217,868)	$(10,128,114)	$(4,217,868)
Loss per share – basic and diluted	$(0.02)	$ (0.02)	$ (0.03)	$(0.12)
Weighted average number of shares	67,765,559	52,798,168	67,765,559	35,242,916

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended August 31, 2008	Three months ended August 31, 2007	Nine months ended August 31, 2008	Nine months ended August 31, 2007

Operating activities:
Net loss for the period	$(1,088,537)	$(907,102)	$(2,264,016)	$(4,161,050)
Items not affecting cash:
Depreciation	1,520	4,455	6,347	52,309
Impairment of fixed assets	-	-	17,501	-
Impairment of mineral properties	647,368	-	647,368	-
Change in fair value of investments	95,475	-	273,530	-
Stock-based compensation	16,263	85,584	229,711	2,057,579
	(327,911)	(817,063)	(1,089,559)	(2,051,162)
Changes in non-cash working capital items:
Amounts receivable	366,111	(89,597)	155,541	(169,932)
Prepaid expenses and deposits	(326,356)	(69,128)	(47,508)	(153,335)
Income taxes	-	(115,290)	-	-
Accounts payable and accrued liabilities	245,917	(309,893)	67,303	28,912
Total cash flows (used in) provided by operating activities	(42,239)	(1,400,971)	(914,223)	(2,345,517)
Investing activities:
Capitalized mineral property expenditures	(1,301,226)	(15,154,841)	(5,441,270)	(17,659,844)
Purchase of short term investments	-	-	(50,000)	-
Acquisition of fixed assets	(12,665)	(14,700)	(12,665)	(89,794)
Total cash flows used in investing activities	(1,313,891)	(15,169,541)	(5,503,935)	(17,749,638)
Financing activities:
Shares issued for cash, net of cash share issue costs	-	26,469,840	-	34,839,840
Total cash flows (used in) provided by financing activities	-	26,469,840	-	34,839,840
Increase (decrease) in cash and cash equivalents during the period	(1,356,130)	9,899,328	(6,418,158)	14,744,685
Cash and cash equivalents, beginning of period	7,898,368	6,359,917	12,960,396	1,514,560
Cash and cash equivalents, end of period	$6,542,238	$16,259,245	$6,542,238 $	16,259,245
Cash and cash equivalents consists of:
Cash	$2,036,072	$8,037,519	$2,036,072	$8,037,519
Term deposits	4,506,166	-	4,506,166	-
Treasury bills	-	1,373,995	-	1,373,995
Discount bonds	-	6,847,731	-	6,847,731
	$6,542,238	$16,259,245	$6,542,238	$16,259,245

Supplementary cash flow information (Note 10)
The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (Unaudited)

	Three months ended August 31, 2008	Three months ended August 31, 2007	Nine months ended August 31, 2008	Nine months ended August 31, 2007

Net loss for the period, being comprehensive loss for the period	$(1,088,537)	$(907,102)	$(2,264,016)	$(4,161,050)

The accompanying notes are an integral part of these consolidated financial statements

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

1.

NATURE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the “Company") was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, Pure Nickel Inc. was acquired in a reverse takeover transaction.

The Company is a mineral property exploration company and has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using standards for interim financial statements and do not contain all of the information required for annual financial statements and accordingly should be read in conjunction with the most recent annual financial statements. These statements follow the same accounting policies and methods of application as those annual financial statements, except as described in Note 3. They are expressed in Canadian dollars and include the accounts of Pure Nickel from the date of its incorporation on May 18, 2006 and the accounts of old Nevada Star and its wholly-owned subsidiaries from March 30, 2007, the date of the reverse takeover transaction. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)

Short-term investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost or fair value.  Funds that are not available for use by the Company are noted as restricted.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Office equipment	20%
Computer hardware	30%
Computer software	100%

(f)

Mineral properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production.  Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess recognized as income.

(g)

Investments

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures.  At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit.

(h)

Impairment of long-lived assets

The recoverability of long-lived assets, which include fixed assets and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)

Foreign currency translation

The financial statements are stated in Canadian dollars, which is the Company’s functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method.  Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

(k)

Stock-based compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(l)

Asset retirement obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at August 31, 2008, the Company has not incurred any asset retirement obligations related to the exploration of its mineral properties.

(m)

Income taxes

Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)

Financial instruments

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, and accounts payable and accrued liabilities. It is the opinion of management that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

Investments consist of warrants and are classified as held-for-trading. Fair values are determined using the Black-Scholes option pricing model. Changes in the fair value of these instruments are reflected in income and included in deficit on the balance sheet.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

(a)

Financial instruments

In December 2006, the CICA issued Section 3862 – Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.  The CICA also issued Section 3863 – Financial Instruments – Presentation, to enhance the understanding of financial statement users as to the significance of financial instruments with respect to financial position, performance and cash flows.  Sections 3862 and 3863 apply to interim and annual financial statements for fiscal years commencing on or after October 1, 2007 – see note 12.

(b)

Capital disclosures

In December 2006, the CICA issued Section 1535 – Capital disclosures, which is effective for interim and annual financial statements commencing on or after October 1, 2007, and establishes standards for the disclosure of capital management strategies – see note 13.

(c)

General standards of financial statement presentation

In June 2007, the CICA issued amended Section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS (continued)

(d)

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Intangible Assets, and Section 3450 – Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

4.

SHORT-TERM INVESTMENTS

Short-term investments represents funds invested in a variable rate guaranteed investment certificate placed with a Schedule I bank as security for corporate credit cards.  The funds are restricted and cannot be withdrawn while the credit cards are issued.

5.

FIXED ASSETS

		Accumulated	Net book
August 31, 2008	Cost	depreciation	value
Office equipment	$3,875	$252	$3,623
Computer hardware	9,843	508	9,335
Computer software	14,776	11,659	3,117
	$28,494	$12,419	$16,075

		Accumulated	Net book
November 30, 2007	Cost	depreciation	value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632
	$41,195	$13,937	$27,258

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

6.

MINERAL PROPERTIES

Nine months ended August 31, 2008	Balance, beginning of period	Expenditures capitalized	Impairment	Value ascribed to warrants received	Balance, end of period

Milford Copper	$4,128,838	$–	$–	$–	$4,128,838
MAN Project	8,835,811	1,182,097	–	–	10,017,908
Salt Chuck	164,976	40,148	–	–	205,124
Fond du Lac	4,347,657	13,689	–	–	4,361,346
Thompson	602,911	38,033	(640,944)	–	–
William Lake	17,445,139	3,490,264	–	(401,080)	20,534,323
Forgues and Haut Plateau East	(30,000)	–	–	(30,400)	(60,400)
Manibridge	2,550	435,000	–	–	437,550
Raglan	–	257,368	–	–	257,368
East Hudson	4,241	2,183	(6,424)	–	–
Rainbow	–	12,488	–	–	12,488

	$35,502,123	$5,471,270	$(647,368)	$(431,480)	$39,894,545

During the third quarter the Company suspended exploration on the Thompson property and ended the option agreement with respect to that property.  The Company also relinquished its rights to the claims and licences associated with the East Hudson property.

7.

SHARE CAPITAL

(a)

Authorized Share Capital

Authorized share capital consists of unlimited common shares without par value.

(b)

Issued and Outstanding Share Capital

	Number of
	shares	Amount

Balance, November 30, 2007 and August 31, 2008	67,765,559	$45,213,503

(c)

Stock Options

On May 13, 2008, the shareholders approved a stock option plan that permits the Company to issue share options up to a cumulative amount that may not exceed 10% of shares outstanding.  This limit includes options issued under the Company’s previous option plan. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

Stock option activity since November 30, 2007 is presented below:

	Number of shares	Weighted average exercise price $

Outstanding, November 30, 2007	3,650,000	0.99
Issued	1,075,000	0.26
Cancelled	(300,000)	0.79

Outstanding, August 31, 2008	4,425,000	0.83

The following table summarizes stock options outstanding and exercisable at August 31, 2008:

Options outstanding				Options exercisable
Exercise prices $	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.26	975,000	2.6	0.26	760,000	0.26
0.31	100,000	2.4	0.31	50,000	0.31
0.79	300,000	0.9	0.79	300,000	0.79
0.90	2,225,000	1.0	0.90	2,225,000	0.90
1.07	100,000	2.2	1.07	100,000	1.07
1.30	250,000	1.8	1.30	250,000	1.30
1.45	100,000	1.8	1.45	100,000	1.45
1.50	250,000	1.7	1.50	250,000	1.50
1.55	125,000	1.7	1.55	125,000	1.55

	4,425,000	1.5	0.83	4,160,000	0.86

Stock options outstanding at August 31, 2008 expire between December 19, 2008 and June 19, 2011.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

7.

SHARE CAPITAL (continued)

(d)

Warrants

Outstanding warrants are presented below:

	Number of shares	Weighted average exercise price $

Outstanding, November 30, 2007 and August 31, 2008	20,000,004	1.66

Warrants expire between September 30, 2008 and May 11, 2010.

(e)

Agent Share Warrants

Agent share warrants are presented below:

	Number of shares	Weighted average exercise price $

Outstanding, November 30, 2007 and August 31, 2008	500,000	0.90

Agent share warrants outstanding at August 31, 2008 expire on September 30, 2008.

(f)

Agent Unit Warrants

Agent unit warrants are presented below:

	Number of units	Weighted average exercise price $

Outstanding, November 30, 2007 and August 31, 2008	629,370	1.25

Agent unit warrants outstanding at August 31, 2008 expire on January 9, 2009.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

8.

 CONTRIBUTED SURPLUS

		Three	Nine
	Three months	months	months	Nine months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007

Balance, beginning of period	$11,575,829	$2,197,304	$11,362,381	$–

Stock-based compensation expense	16,263	85,584	229,711	2,057,579
Fair value of warrants issued for mineral properties	–	2,482,374	–	2,482,374
Fair value of agent warrants issued for services	–	568,533	–	793,842

Balance, end of period	$11,592,092	$5,333,795	$11,592,092 $	$5,333,795

9.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the nine months ended August 31, 2008 was 67,765,559 (August 31, 2007 – 35,242,916). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

10.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2008	2007	2008	2007
Non-cash investing and financing activities:
Warrants received for options on mineral property	$–	$–	$401,480	$–

11.

RELATED PARTY BALANCES AND TRANSACTIONS

During the nine months ended August 31, 2008, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $196,368 (2007 - $253,300), and paid directors of the Company, and companies controlled by directors of the Company, $79,083 (2007 - $103,666) for consulting services.  These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

12.

FINANCIAL INSTRUMENTS

(a)

Fair Values of Financial Instruments

The Company has various financial instruments comprising of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities.  These are accounted for as derivatives, and thus recorded at their fair value , which at August 31, 2008 was $127,950.  The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors will fluctuate significantly during the term that the warrant is held.  In addition, the value of the warrants is reduced as time goes by and the remaining terms of the warrants are reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

(b)

Concentration of Credit Risk

The Company maintains all of its cash and cash equivalents and short-term investments invested in short-term instruments of major financial institutions. Most of these amounts are not insured but depend upon the general creditworthiness of the institutions.

(c)

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. Fluctuation in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At August 31, 2008, the Company had net monetary assets denominated in United States funds of $157,869.  An increase of 10% in the Canada to U.S. dollar exchange would result in a loss of $15,787, and a reduction of 10% would result in a gain of $15,787. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 10% within the next 12 months.

13.

CAPITAL MANAGEMENT

The Company's objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

PURE NICKEL INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008

(Unaudited)

14.

SEGMENT DISCLOSURES

The Company’s property and equipment and mineral properties by geographic distribution are as follows:

August 31, 2008	Canada	United States	Total

Fixed assets	$16,075	$–	$16,075
Mineral properties	25,542,675	14,351,870	39,894,545

	$25,558,750	$14,351,870	39,910,620

November 30, 2007	Canada	United States	Total

Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123

	$22,399,756	$13,129,625	$35,529,381

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

MANAGEMENT DISCUSSION AND ANALYSIS

Introduction

Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”) is a mineral exploration company with multiple advanced nickel sulphide projects in Canada and the United States. We also seek to exploit joint venture or option agreements where appropriate to enhance shareholder value.

Pure Nickel is a reporting issuer in Ontario, British Columbia and Alberta and its common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”.

Third Quarter Highlights

MAN, Alaska

In early July we started our exploration drill program on our 100% owned MAN project located in central Alaska.  The MAN project is potentially Pure Nickel’s most promising initiative.  Covering in excess of 720 square kilometres, the project houses four major ultramafic complexes.  Outcroppings and grab samples have yielded some significant and interesting findings, with nickel grades running as high as 15%.

The MAN project is best described as early stage development.  42 drill holes have been completed on the project, the majority of those located in Alpha complex.  The objective for this year’s exploration program is to intersect commercial grade nickel zones.  Resource quantification will come at a later stage.

The initial targets this season are in the Beta complex.  Pure Nickel has identified a number of anomalies and prioritized those targets. An intense amount of ground and airborne survey work preceded target selection.  Beta targets are at relatively shallow depths with one area containing Ni-Cu sulphide outcroppings.  Drilling is being undertaken by Major Drilling of Salt Lake City, Utah.  Drill holes are anticipated to be approximately 300 meters in length.

HPM/Forgues

The optionee of our HPM/Forgues property, Manicouagan Minerals Inc. announced assay results for the first two drill holes from its ongoing diamond drill program on the HPM/Forgues property in Mid-North Quebec.  Two confirmatory drill holes were completed to verify past results reported by Xstrata Nickel (formerly Falconbridge Limited) in 2001 and Rockwell Ventures in 2002.

HPM-08-01 drilled intersected a 5.47 metre interval of massive sulphides between 78.60 metres and 84.70 metres downhole which assayed 2.34% nickel and 0.97% copper.

HPM-08-02 drilled from the same set-up as hole 1 intersected a 7.47 metre interval of massive sulfides and mineralized gabbronorite from 87.79 metres to 95.26 metres downhole which assayed 1.59% nickel and 0.76% copper.  Results are shown on the next page.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Hole ID	Sample No.	From (m)	To (m)	Length (m)*	Ni % (ppm)	Cu % (ppm)	Co (ppm)
HPM-08-01	264122	78.60	79.22	0.62	2.49	1.30	1260
HPM-08-01	264123	79.22	79.82	0.60	2.49	2.19	1230
HPM-08-01	264124	79.82	80.42	0.60	2.57	0.78	1270
HPM-08-01	264125	80.42	81.00	0.58	2.23	0.94	1350
HPM-08-01	264126	81.00	81.70	0.70	2.28	0.62	1190
HPM-08-01	264127	81.70	82.43	0.73	2.12	0.80	1230
HPM-08-01	264128	82.43	82.87	0.44	2.41	0.62	1260
HPM-08-01	264129	82.87	83.45	0.58	2.38	0.68	1210
HPM-08-01	264130	83.45	84.07	0.62	2.16	0.78	1150
HPM 08 01	Interval	78.60	84.07	5.47	2.34	0.97	1237

HPM-08-02	264136	87.79	88.13	0.34	2.20	1.97	1390
HPM-08-02	264137	88.13	88.95	0.82	(1340)**	(560)**	100
HPM-08-02	264138	88.95	89.45	0.50	2.48	1.08	1410
HPM-08-02	264139	89.45	89.85	0.40	2.18	0.79	1150
HPM-08-02	264140	89.85	90.46	0.61	RP	RP	RP
HPM-08-02	264141	90.46	91.01	0.55	2.18	1.13	1150
HPM-08-02	264142	91.01	91.69	0.68	2.08	2.25	1220
HPM-08-02	264143	91.69	91.82	0.13	(2860)**	(3410)**	140
HPM-08-02	264144	91.82	92.24	0.42	1.96	1.01	1120
HPM-08-02	264145	92.24	92.91	0.67	2.05	0.86	1230
HPM-08-02	264146	92.91	93.07	0.16	(4620)**	(1470)**	240
HPM-08-02	264147	93.07	93.52	0.45	2.51	(3110)**	1230
HPM-08-02	264148	93.52	93.91	0.39	0.83	0.99	360
HPM-08-02	264149	93.91	94.55	0.64	2.27	(2780)**	1180
HPM-08-02	264150	94.55	94.74	0.19	(1580)**	(200)**	120
HPM-08-02	264151	94.74	95.26	0.52	2.01	(3020)**	1160
HPM 08 02	Interval	87.79	95.26	7.47	1.59	0.76	885

*True width unknown
**Trace element analysis results used to calculate intercept values pending receipt of assay results
RP: Results pending, zero value was used to calculate intercept

The HPM/Forgues property is located in NTS 22 O/11and 22 O/12 and lies just east of highway 389, which runs between Baie-Comeau and Fermont, Quebec.

Manicouagan has an option agreement with Pure Nickel Inc. pursuant to which it can earn up to a 70% interest in 39 mining claims forming the HPM/Forgues property.  Xstrata Nickel retains certain back-in and other rights with respect to the HPM/Forgues property.

Since acquiring the option in 2007 Manicouagan has map staked an additional 246 claims in the vicinity of the HPM/Forgues property.

Diamond drilling is continuing at HPM/Forgues to follow-up and expand upon significant nickel-copper mineralization that was intersected during a program of limited drill testing by Xstrata Nickel in 2001 and Rockwell Ventures in 2002.  Manicouagan expects to complete approximately 6,000 metres of drilling during this summer’s field programs on HPM/Forgues and its other Mid-North Quebec exploration properties.  Final results from the recently completed 6,400 line kilometre AeroTEM II (airborne electromagnetic and magnetic) survey remain pending. Preliminary results indicate the presence of numerous conductors on the property, which are currently being prospected and prioritized for grid emplacement to facilitate ground geophysical surveys and to define potential drill targets. The priority areas are within the 138.56 square kilometre HPM/Forgues Nickel property as well as the 247 square kilometre Mouchalagane Nickel/Copper/PGE property. In addition, the existing grid on the Falconbridge/Rockwell Ventures occurrence has been brushed out and ground geophysical surveys are in progress.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

William Lake

During the quarter, we announced the discovery of a significant new mineralized zone concurrent with the release of our final assay results on our winter drill program at our William Lake property located in the southern portion of the Thompson Nickel Belt, Central Manitoba.  The most significant hole in the new zone (56 N) was drill hole WL-08-PNI-360b which intersected a sulphidic iron formation having numerous massive sulphide intervals (>75% sulphides) from 402 to 426 m interval. The massive sulphide intervals returned Ni contents ranging from 0.87% to 1.62%, with an average Ni/Cu ratio of 11.8 (unique geochemical signature to Thompson ore deposits).  In addition a massive sulphidic iron formation was intersected in WL-08-PNI-363 eighty (80) metres to the south of 360b, and returned Ni concentrations ranging from 0.28% to 1.31%  with Ni/Cu ratios varying from 3.8 to 10.8 with the higher ratios being more proximal to the overlying ultramafic body.

Highlights of the program include:

•

Hole 360b (56 N) returned 12.15 m of 0.91% Ni, including 7.38 m 1.12% Ni including 3 m of 1.45% Ni.

•

Hole 359 (W 21) 171.8 m of 0.45%  Ni, including 4.96 m of 0.72% Ni.

•

For the first time in the William Lake Trend nickel mineralization was discovered comparable to the styles of mineralization and stratigraphic thicknesses typical to the Thompson Nickel Belt.

Drilling on zones 56 N and W 21 at William Lake has discovered a significant new “nickel-enriched sulphidic iron formation” (WL-08-PNI-360b) adjacent an ultramafic intrusion that hosts numerous thick disseminated Ni-sulphide intervals (WL-08-PNI-359).  This association and the high Ni/Cu ratios is described by Bleeker (1990) at Inco’s Pipe II and Thompson ore deposit located in the northern portion of the Thompson Nickel Belt (TBN).  The Pure Nickel discovery is the first find of ore-grade and near ore grade Ni-enriched intersections of sulphidic iron formation in the southern extension of the Thompson Nickel Belt.

As seen at the Thompson and Pipe II deposits these type of sulphidic iron formations when Ni-enriched can constitute ore and form as much as 50% of the total tonnage of the deposit.  Although most macroscopic characteristics of the Ni-enriched iron formations are similar to those of their low nickel counterparts, Ni grades can range anywhere from slightly above those in the barren sulphides to the maximum grades observed in adjacent massive magmatic sulphides (e.g. 3% Ni at Pipe II and 10-12% Ni at Thompson).

This winter the program encompassed an integrated exploration project that included a total of 7500 meters of diamond drilling and an 1159km of VTEM airborne geophysical survey that identified numerous weak to highly conductive zones some of which where drilled during this program.

 Detailed drill results on the last 7 holes are set out on the next page. Intersection length shown is measured down hole, not true width.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Drill Hole	From	To	Core Length	Core Length	Nickel
	(metres)	(metres)	(metres)	(feet)%

WL08-PNI-358	201.93	380.95	179.02	587.33	0.21

WL08-PNI-359	146	317.8	171.8	563.64	0.45
Including	150.4	155	4.96	16.27	0.72
Including	166.44	170.44	4	13.12	0.66
Including	197.1	317.8	120.7	395.99	0.50
Including	229.59	242.44	12.85	42.16	0.66
Including	303.8	317.8	14	45.93	0.67
and	321.8	467.8	146	479.00	0.29

WL08-PNI-360	Failed to reach target

WL08-PNI-360B	402.37	410.57	8.2	26.90	0.86
Including	402.37	404.6	2.23	7.32	1.09
and	414.27	426.42	12.15	39.86	0.91
Including	414.27	421.65	7.38	24.21	1.12
Including	418.11	421.11	3	9.84	1.45
Including	423.78	426.42	2. 64	8.66	1.05

WL08-PNI-361	No significant values

WL08-PNI-362	175.12	186.74	11.62	38.12	0.22
and	189.52	229.13	39.61	129.95	0.21
and	229.72	260.33	30.61	100.43	0.20
and	262.75	366.99	104.25	342.02	0.19

WL08-PNI-363	253.31	264.24	10.93	35.86	0.27
and	292.67	302.67	10	32.81	0.21
and	310.75	316.64	5.89	19.32	0.35
and	354.06	360.6	6.54	21.46	0.22
and	363.6	372.09	8.49	27.85	0.40
and	374.09	377.35	3.26	10.70	0.23

Raglan Nickel Belt, Quebec

On June 5, 2008, we announced that we had entered into an exploration and option agreement with Minergy Limited, under which we granted Minergy an option to earn an interest of up to 70% in 393 mining claims (216.9 sq. km.) comprising the Nuvilik and POV properties located in the area west of Xstrata’s Raglan Nickel Mine in Northern Quebec.

Minergy’s plans are to initiate a program of diamond drilling and geophysics to determine the potential of the relatively unexplored properties, which were assembled by Xstrata Nickel to cover the prolific Raglan Horizon prior to their purchase by Pure Nickel in 2007. Xstrata annually produces about 26,000 tonnes of nickel in concentrate from the Raglan mines, together with copper, cobalt and platinum group metal by-products, and have announced plans to expand operations.

Under the agreement, Minergy can earn-in a 50% interest in the properties by incurring $3 million of exploration expenditures over the first three years.  Minergy is required to diamond drill at least 2,000 meters during the first two years of the agreement and 1,000 meters during the third year.  Once Minergy has earned a 50% interest, it has the option to earn-in an additional 20% interest in the Properties by incurring an additional $3 million of exploration expenditures during the fourth year.  Minergy paid us $25,000 upon entering into the agreement and is required to pay us $50,000 annually to maintain the options until it has either exercised or abandoned its option to earn-in an additional 20% interest.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Other properties

We decided to primarily focus on the William Lake and MAN projects.  Consequently, we decided to defer exploration activity this year on the Salt Chuck property and to suspend exploration on our Thompson Project (William Lake Extension).  In March we had drilled two conductors on the Thompson Project which were identified from the November 2007 VTEM airborne survey (1782 line km).  Drill success was limited and in light of higher priority projects within our core exploration portfolio, we have advised Exploration Syndicate our intent to end the option agreement.  We also decided to relinquish our rights to the claims and licenses associate with the East Hudson property in Quebec.

Exploration Plans for all Properties

Our 2008 exploration programs are expected to total between $8,000,000 and $9,000,000, all of which has already been funded.  We are focusing on the William Lake and MAN properties, and will continue to explore for joint venture, earn-in or other arrangements by which to advance the exploration of our properties without bearing the full cost of all of the work required.

A summary of our exploration properties is set out below.

Property	Location	Claims area (approx.)	Comments
Milford Copper	Utah	2,830 hectares

The properties are in the permitting stage with joint venture partner Western Utah Copper Company. We will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	77,000 hectares	The property is currently in the early exploration stage. Property was drilled in the summer 2007 and is regarded by the Company as one of our more important properties. Infrastructure is excellent.
Salt Chuck	Alaska, Prince of Wales Island	1,942 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu (copper), 2.0 g/t (grams per ton) Pd (palladium), 1.1 g/t Au (gold), and 5.7 g/t Ag (silver).

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Property	Location	Claims area (approx.)	Comments
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	30,640 hectares	The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co.
William Lake	Manitoba (50 km from Grand Rapids)	30,890 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Rockcliff is required to pay $30,000 on each anniversary of the agreement to keep the option in good standing.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	748 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims. Manicouagan paid us $30,000 and also granted us common share purchase warrants.
Manibridge	Manitoba (28 km SW Thompson )	270 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties as well as $3 million each, over a three year period to fund preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	12,000 hectares	The property is currently in the early exploration stage.
Raglan SR1, POV, Nuvilik	Quebec	51,400 hectares	The properties are currently in the early exploration stage. Minergy Ltd has an option to earn a 70% interest in 393 mining claims comprising the POV and Nuvilik properties.

Critical Accounting Estimates and Policies

Our financial statements for the quarter ended August 31, 2008 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP.  Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production.  Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Currency Translation

The financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method.  Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments

Cash equivalents and short-term investments have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. Due to the short-term and liquid nature of cash equivalents and short-term investments, fair value approximates book value and there have been no changes in fair value.

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures.  At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit. All other financial instruments are recorded at cost or amortized cost, subject to reviews for impairment.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is not calculated because adding in potentially dilutive securities would reduce the loss per share.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies

Financial Instruments

Effective December 1, 2007, we adopted two new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

•

CICA 3862, “Financial Instruments – Disclosures”: This standard relates to the disclosures of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

•

CICA 3863, “Financial Instruments – Presentation:” This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

Capital Disclosures

Effective last quarter, we adopted new CICA 1535, “Capital Disclosures.” This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

General Standards of Financial Statement Presentation

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The adoption of this standard is not expected to have a significant impact on our financial statements.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation’s disclosure controls and procedures for the quarter ended August 31, 2008 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.  Management has evaluated whether there were changes in ICOFR during the quarter ended August 31, 2008 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals.  Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements.  In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced.  Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

We reports our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our expenses are primarily in Canadian dollars.  The Canadian dollar has shown a significant appreciation against the U.S. dollar, which has been reversed to some extent in the last quarter. The main effect of the erosion in value of the U.S. dollar as against the Canadian dollar and other international currencies is to reduce the price of metals expressed in Canadian dollars relative to their expression in U.S. dollars. We take this and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Selected Financial Information

Selected financial information for the previous eight quarters is set out below.

	Quarter ended Aug. 31, 2008 $	Quarter ended May 31, 2008 $	Quarter ended Feb. 29, 2008 $	Quarter ended Nov. 30, 2007 $
Revenues	Nil	Nil	Nil	Nil
Expenses	338,310	649,262	535,588	1,061,731
Net income (loss)	(1,088,537)	(763,474)	(412,005)	(3,514,569)
Net income (loss) per share	(0.02)	(0.01)	(0.01)	(0.052)

	Quarter ended Aug. 31, 2007 $	Quarter ended May 31, 2007 $	Quarter ended Feb. 28, 2007 $	Quarter ended Nov. 30, 2006 $
Revenues	Nil	Nil	Nil	Nil
Expenses	979,214	2,755,543	150,310	43,068
Net income (loss)	(907,102)	(3,105,926)	(148,022)	(83,822)
Net income (loss) per share	(0.017)	(0.088)	(0.036)	(.01)

Results of Operations

            We received no operating revenues during the three months ended August 31, 2008, which is unchanged from the same period in the previous year.  We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

              General and administrative expenses for the three months ended August 31, 2008 were $348,971 compared to $979,214 for the three months ended August 31, 2007. The decrease was caused by a reduction in stock based compensation, lower legal expenses and a decrease in consulting fees expensed. Interest income decreased to $56,729 for the three months ended August 31, 2008 compared to $242,450 for the three months ended August 31, 2007 due to a decrease in the cash balance over the past year.

               Cash used by operating activities decreased to $42,239 for the three months ended August 31, 2008 compared to $1,400,971 for the three months ended August 31, 2007.  Investing activities consumed cash of $1,313,891 for the three months ended August 31, 2008 compared to $15,169,541 for the three months ended August 31, 2007.   During the three months ended August 31, 2008 the primary investment activity related to the MAN property; for the three months ended August 31, 2007 the primary activity was the acquisition of a portfolio of Canadian exploration properties from Xstrata Nickel.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Liquidity and Capital Resources

               Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets).  Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

               We had cash and equivalents of $6,542,238 at August 31, 2008 compared to $12,960,396 at November 30, 2007. Working capital was $6,638,911 at August 31, 2008 compared to $13,182,405 at November 30, 2007. Current liabilities at August 31, 2008 consisted of accounts payable and accrued liabilities payable totalling $544,379 compared to $477,076 at November 30, 2007.

               The exploration and development of our mineral projects will require substantial additional capital.  Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests.  (Please refer to Risks, on the next page.)

               Management believes that the working capital on hand at August 31, 2008 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

             During the nine months ended August 31, 2008, we incurred legal expenses with a firm of which a director was a principal during the period, $196,368 (2007 - $253,300) for legal services, and we paid directors and companies controlled by directors, $79,083 (2007 - $103,666) for consulting services.  These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

                 We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Share Capital

                     At August 31, 2008, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	4,425,000
Share purchase warrants	20,000,004
Agent’s compensation and advisory warrants	1,129,370

Risks

Selected risk factors are shown below. Additional risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com.  For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

We have a limited operating history and must be considered to be an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Corporation plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts.

If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims and acquire new claims for new exploration or cease operations. The acquisition of additional claims will be dependent upon us possessing capital resources at the time in order to purchase such claims. If no funding is available, we may be forced to abandon its operations. No assurance can be given that we will ever be able to operate on a profitable or cash-flow-positive basis.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

If we do not obtain additional financing, our business will fail and investors could lose their investment.

We had cash and equivalents of $6,542,238 and working capital was $6,638,911 at August 31, 2008.  We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations).  Our business plan calls for substantial investment and cost in connection with the acquisition and exploration of our mineral properties currently under lease and option.  In order to maintain certain of its property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures annually. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. Any direct acquisition of any of the claims under lease or option is subject to our ability to obtain the financing necessary to fund and carry out exploration programs on the subject properties. The requirements are substantial.  There are no arrangements in place for additional financing and we can provide no assurance to investors that we will be able to find such financing if required.  Obtaining additional financing would be subject to a number of factors, including market prices for minerals, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may require additional financing which may not be available or, if available, may not be available on favourable terms.

We have adequate funds to finance our exploration program only until the end of the current fiscal year ended November 30, 2008. We are an exploration company with an accumulated deficit of $10,128,114 as at August 31, 2008. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

We have not earned any revenues to date and have never had positive cash flow. We do not have any interest in any revenue generating properties. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues.  Therefore we expect to incur significant losses into the foreseeable future.  If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future.  We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. We can provide investors with no assurance that we will ever generate any operating revenues or ever achieve profitable operations.  If we are unsuccessful in addressing these risks, our business will most likely fail and our investors could lose their entire investment.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it will be profitable. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that our business will fail.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. There is no assurance that any of the claims that we will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of us to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines.

Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

We are subject to market factors and volatility of commodity prices beyond our control.

The marketability of mineralized material that we may acquire or discover will be affected by many factors beyond our control. These factors include market fluctuations in the prices of minerals sought which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be predicted, but may result in receiving a very low or negative return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us, and could result in the suspension of our exploration programs or mining operations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2008

Our stock price could be volatile

Market prices of securities of many public companies have experienced significant fluctuations in price which have not been related necessarily to the operating performance, underlying asset values or prospects of such companies.  The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.